

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Jonathan Evans
Chief Executive Officer
Lithium Americas Corporation
400-900 West Hastings Street
Vancouver, British Columbia V6C 1E5

> **Re: Lithium Americas Corporation**
> **Registration Statement on Form S-3**
> **Filed October 6, 2023**
> **File No. 333-274883**

Dear Jonathan Evans:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

General

1. Please provide us with your analysis as to how you satisfy the eligibility requirements of General Instruction I.A.2 of Form F-3. In this regard, we note that Lithium Americas Corp. has less than twelve calendar months of reporting history. Refer to Question 9 of Staff Legal Bulletin 4 (CF) available on our website.

2. Please revise your fee table and prospectus to disclose the aggregate number of shares that you intend to register for resale by the selling securityholders and describe the initial transaction(s) in which the securities were sold to them. Refer to General Instruction II.G. to Form F-3, Securities Act Rule 430B(b)(2) and Securities Act Rules and Disclosure Interpretations Questions 228.03 and 228.04. Also file a revised legal opinion that covers the securities to be offered for resale by the selling securityholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Purcell at 202-551-5351 or Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James Guttman